EXHIBIT 12

3M COMPANY

AND SUBSIDIARIES

CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions)

	2005	2004	2003	2002	2001
EARNINGS

Income before income taxes, minority interest, and cumulative effect of accounting change*	$4,983	$4,555	$3,657	$3,005	$2,186

Add:

Interest expense	101	88	103	100	143

Interest component of the ESOP benefit expense	10	12	14	16	18

Portion of rent under operating leases representative of the interest component	64	60	53	45	39

Less:

Equity in undistributed income of 20-50% owned companies	4	6	7	10	5

TOTAL EARNINGS AVAILABLE FOR FIXED CHARGES	$5,154	$4,709	$3,820	$3,156	$2,381

FIXED CHARGES

Interest on debt	94	78	93	100	150

Interest component of the ESOP benefit expense	10	12	14	16	18

Portion of rent under operating leases representative of the interest component	64	60	53	45	39

TOTAL FIXED CHARGES	$168	$150	$160	$161	$207

RATIO OF EARNINGSTO FIXED CHARGES	30.7	31.4	23.9	19.6	11.5

* 2003 includes a $93 million pre-tax loss related to an adverse ruling associated with a lawsuit filed by LePage’s Inc.   2002 and 2001 include net pre-tax losses of $202 million and $504 million, respectively, primarily related to the restructuring.